eLong and Tongcheng Enter into Strategic Cooperation Agreement

BEIJING, April 9, 2014 -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today announced that eLong and Tongcheng Network Technology Share Co., Ltd. (“Tongcheng”) have entered into a Strategic Cooperation Agreement. Tongcheng (www.LY.com) is a leading PRC online travel agency focused on leisure travel and based in Suzhou, China.

Under the agreement, eLong will become the exclusive provider of agency hotel and groupbuy hotel inventory for Tongcheng in mainland China, and Tongcheng will become the exclusive provider of scenic attraction ticket inventory for eLong.

“We are delighted to reach agreement to provide eLong’s outstanding PRC hotel inventory to Tonghcheng, and to expand our own product offerings by providing scenic attraction tickets. We believe this is a win-win for travelers, for eLong and for Tongcheng,” said Guangfu Cui, Chief Executive Officer of eLong.

“With this agreement we will provide an expanded selection of hotel offerings for our customers, and will focus our resources to build on our leading position in the scenic attraction ticket and leisure travel markets in China,” said Wu Zhixiang, Chief Executive Officer of Tongcheng.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties related to litigation and arbitration in China, and risks relating to the application of preferential tax policies, as well as other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of domestic and international properties worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient mobile applications, websites and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

About Tongcheng

Tongcheng Network Technology Co., Ltd. (“Tongcheng”) is one of China’s leading online leisure travel service providers. Established in 2004 and based in Suzhou, China, Tongcheng (www.LY.com) provides travel services including tickets for scenic attractions, hotel booking, domestic and international air tickets and cruises.

For further information, please contact:

eLong, Inc. Investor Relations ir@corp.elong.com +86-10-6436-7570	Tongcheng Network Technology Share Co., Ltd. Media Department bm@ly.com +86-512-8099-3398

-2-